FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES RESULTS OF 2007/2008 WINTER DRILLING PROGRAM;

UPDATES GUIDANCE

(All dollar amounts are in U.S. dollars)

Didsbury, Alberta – Wednesday, May 21, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced the results of its 2007/2008 Winter Drilling Program.  The Company planned a winter drilling program of up to 16 wells in the Marlowe North, Marlowe West, Larne, Tate and Lessard areas of northern Alberta, all in what JED calls its Steen River Prospect acquired last year by the acquisition of Caribou Resources Corp., now JED Production Inc., and drilled ten of the targeted locations.

Marlowe North

JED successfully recompleted and tested a standing Slave Point gas well with bypassed Keg River oil, resulting in a producing Keg River oil well and drilled three additional producing Keg River oil wells offsetting the recompleted well.  The winter program resulted in the delineation of two new Keg River oil pools (“Keg River H” and “Keg River I”), and approximately 1.47 MM BOEs of Recoverable Oil in Place (“ROIP”).  In a recent Alberta Crown land sale, the Company also acquired an additional 1,280 acres in Marlowe North.

Marlowe West

JED drilled five development oil wells, resulting in three producing Keg River oil wells, adding 1.05 MM BOEs of ROIP, and two dry holes. An additional two drilling locations targeting Keg River oil were not drilled due to capital constraints, and will be considered for JED’s 2008/2009 Winter Drilling Program.

Larne and Tate

JED drilled one successful Slave Point gas well and tied-in a standing Slave Point gas well.  An additional four drilling locations targeting Slave Point gas were not drilled due to capital constraints, and will be considered for JED’s 2008/2009 Winter Drilling Program.

Lessard

JED tied-in, tested and then shut-in, two liquids rich gas wells due to pipeline and water problems, which the Company hopes to solve during the 2008/2009 Winter Drilling Program.  At a recent Alberta Crown land sale, the Company also acquired an additional 3,200 acres in Lessard.

Central Alberta

JED has two standing wells in central Alberta to tie-in during the summer of 2008.

Guidance Update

The Company had a production exit rate at March 31, 2008 of 1,472 BOE/d.  “The six locations not drilled last winter plus the two drilled wells temporarily shut-in are largely responsible for the reduction in anticipated production,” stated James Rundell, JED’s President.  “Since the window for winter drilling in northern Alberta ended March 31st, our production exit rate at June 30, 2008 will remain approximately 1,500 BOE/d.  We also note that our first quarter operating costs of $21.58/BOE include several annual costs that were all accrued in the first quarter. We added 2.42 MM BOEs of ROIP and with our remaining drilling targets and new land acquisitions we are in a good position to continue growing our assets when our outstanding financing issues have been resolved.”

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com